Exhibit 7.02

2002 Clipper Park Rd. Suite 105 | Baltimore, MD 21211 dbramble@mcbrealestate.com (410) 662-0105

October 9, 2024

Via Email

Board of Trustees

C/O David K. Holeman

Whitestone REIT

2600 S. Gessner Rd, Suite 500

Houston, TX 77063

Dear Whitestone REIT Board of Trustees:

As a follow-up to our conversations following the MCB Real Estate (“MCB” or “we”) offer to acquire Whitestone REIT (“Whitestone” or the “Company”), submitted on June 3, 2024, and based on feedback we received from Whitestone shareholders, MCB is hereby increasing its offer to acquire all of the outstanding common shares of Whitestone, including all of the outstanding common partnership interests (“OP Units”) in Whitestone REIT Operating Partnership, L.P. (the “OP”), to a price of $15.00 per share (the “Revised Proposal”).

The improved $15.00 per share all-cash proposal provides compelling and certain value to Whitestone shareholders, representing a 14.5% premium to Whitestone’s share price as of June 3, 2024, the last trading day prior to the disclosure of our previous proposal, and a 11.4% premium to Whitestone’s last trading share price. In addition, relative to the Whitestone share price prior to the rumored Fortress offer, our $15.00 per share proposal represents a 61.8% premium. Whitestone has not closed above $15.00 per share since 2016. As the third largest Whitestone shareholder and largest actively managed shareholder, with 4,690,000 shares representing 9.4% of Whitestone’s common shares, our interests are aligned with other shareholders. We are focused on maximizing shareholder value and are confident that this proposal is the most compelling opportunity to achieve that goal.

Over the past few months since the initial proposal was disclosed on June 3, 2024, Whitestone’s stock has noticeably underperformed its Peers1, still trading at approximately the same level as when MCB submitted the previous proposal.

•	Whitestone’s share price has increased 2.8% since our initial proposal was disclosed on June 3, 2024, while Peer share prices have risen 17.7% (see Figure 1).

1 Peers defined as AKR, BRX, FRT, IVT, KIM, KRG, PECO, REG, ROIC, UE.

•	Whitestone’s share price has decreased 2.4% since the report of its second quarter 2024 earnings results, while Peer share prices have increased 4.0%.

•	Whitestone’s current 12.8x consensus NTM FFO multiple is 2.3 multiple turns lower than the Peers. This multiple discount is consistent with historical averages and has expanded significantly from the 0.4 multiple turns discount at the time of the previous proposal. The trading discount is reflective of Whitestone’s small capitalization and trading float, limited growth prospects and weaker overall asset quality relative to the Peer group.

Figure 1: WSR Share Price Performance vs. Peers Since MCB Initial Proposal (6/3/2024)

Source: Factset, S&P CapIQ Pro. Market data as of 10/8/2024.

Whitestone is burdened with a cost of capital disadvantage relative to its public and private peers. MCB believes that the Company is trading at a cap rate, based on last twelve months NOI of approximately $102 million, of 7.7%. The Company’s cost of borrowing, based on its corporate credit facility, is SOFR+1.70%, which equates to a borrowing rate above 6.5% with today’s SOFR rate. In addition, to preserve capital for growth initiatives, the Company cut its dividend in April 2020 and has a lower dividend yield than the majority of Peers, which will also continue to limit future share price appreciation due to the lack of support from retail and income-oriented investors. The expensive cost of equity and cost of borrowing make it a challenge for Whitestone to raise any new capital to fund acquisitions, developments or redevelopments, or tenant buyouts and asset repositioning. These are the fundamental drivers of value creation for shareholders and illustrate why the Company should not remain public.

Since making our initial proposal, we’ve heard from a number of shareholders that they are supportive of a potential transaction and would like to see the Whitestone Board engage with us. During that time, we have attempted on numerous occasions to engage with the Whitestone management team to work toward a transaction that would maximize value for Whitestone shareholders. We are now delivering a per share proposal price that is higher than where Whitestone shares have closed at any point in over eight years.

While our efforts have been rebuffed to date, we remain committed to seeing our proposed transaction through to completion as we strongly believe this is the right path forward for shareholders. We are confident that with engagement and diligence, we can quickly reach agreement on a transaction that delivers far more value for Whitestone shareholders than they could achieve if Whitestone stays on its current course.

We expect to fund the acquisition with a combination of equity and debt. Our contemplated equity for this transaction is fully committed from discretionary capital managed by MCB. With respect to the debt portion of the acquisition, we have received a Highly Confident Letter from Wells Fargo with respect to the debt financing needed to complete the transaction, to be converted to a full commitment at execution of the definitive transaction agreements. The Highly Confident Letter was attached to the original proposal and has been reaffirmed by Wells Fargo. Any definitive transaction agreement between us and the Company would not be subject to a financing contingency. Representatives of Wells Fargo are available to address any questions you may have on the proposed debt financing.

MCB is a trusted leader in commercial real estate investment with a track record of high-performance investments throughout the United States. We have considerable resources and access to capital, and a consistent track record of successfully closing complex commercial real estate transactions. Based on our knowledge of the industry and public data regarding your portfolio and financial performance, we are confident our improved $15.00 per share offer represents an extremely compelling proposal.

We have reviewed in detail this potential transaction with our Investment Committee and have received full support to submit this proposal. Any binding offer for the Company on behalf of MCB would require the final approval of our Investment Committee. No binding obligation or commitment for either of us will arise with respect to this Revised Proposal or any transaction until we have executed a mutually agreeable definitive agreement.

We remain very enthusiastic about an acquisition of Whitestone and will immediately commit the resources to expeditiously move forward. Please do not hesitate to call me if you have any questions.

Sincerely,

/s/ P. David Bramble
P. David Bramble, Managing Partner

cc:

Via email, under separate cover:

Peter Pinkard, Managing Partner

Gina Baker Chambers, President

Drew Gorman, Principal

Mike Trail, Chief Investment Officer

Brian Mendell, Managing Director

Daniel LeBey, Vinson & Elkins L.L.P.